Annual Report

Cover Page

Name of issuer:

Tribal LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: CO
Date of organization: 9/1/2015

Physical address of issuer:

280 Devon Place
Boulder CO 80302

Website of issuer:

https://www.akamaibasics.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$81,263.00	$61,212.00
Cash & Cash Equivalents:	$15,057.00	$14,854.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$98,985.00	$76,966.00
Long-term Debt:	$415,950.00	$253,475.00
Revenues/Sales:	$135,681.00	$102,043.00
Cost of Goods Sold:	$92,140.00	$64,406.00
Taxes Paid:	$0.00	$0.00
Net Income:	($285,073.00)	($248,812.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Tribal LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Marni Shymkus	Operations	Tribal LLC	2015
Vincent Cobb	CEO, President, Manager	Akamai	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Marni Shymkus	Treasurer	2015
Marni Shymkus	Vice President	2015
Marni Shymkus	Secretary	2015
Vincent Cobb	President	2015
Vincent Cobb	CEO	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Marni Shymkus	36650.0 Class A Units	35.0
Vincent Cobb	37214.0 Class A Units	36.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Competition: This industry is highly competitive and there are other natural brands that could potentially quickly pivot and reformulate and steal (or encroach on) some of our brand positioning. We may underestimate required resources needed to estalibsh our niche and weather the storm of changing environment and people's preferences. Or have a harder time than expected acquiring those resources.

Required sales, acquiring new customers, subscribers, and increasing AOV: Our growth and success depends on our ability to attract and retain customers and subscribers. We also need to increase our Average Order Value. The funding from this crowdfunding raise and equity raise are providing the financial resources to give us a runway to hit critical mass. If we fall short (and we can not raise additional funds) this could cause a cash crunch and ultimately this could cause the business to fail. We are assuming that we can get our AOV to a minimum of $50 if we can not, this could make the business unsustainable.

Inventory and supply chain: We rely on manufacturers and third party suppliers to provide our products to our specifications. If any of these partnerships end or change dramatically in their ability to supply our products we would not be able to provide the products to sell to our customers in a timely manner. In addition based on cash flow, we may not be able to purchase inventory.

Management: Co founders are married and managing this relationship in the context of a startup environment challenges both personal and professional relationships. Co founders have planned since inception to hire an operations mgr. (operations integrator), customer service and webstore mgr. We are now transitioning Marni to reduce involvement staying on as advisor with a particular focus on formulations and thought leadership.

Business Assumptions: We've made assumptions about our go forward business model based on past performance and current goals that may take longer than expected to realize, such as: AOV of $50 (expected within 6 months - as of 4.2.19 it is currently $32), Churn Rate expected to be 11% or lower, Promotions Discounts to average 13%.

Investment Goals: We may not be able to raise an additional $480K via our Private Equity round. This could limit growth, cause the company to fail and/or push back breakeven.

Potential risks: litigation1. Since we are kicking the shins of big industry they could throw a lawsuit our way.2. Prop 65 troll lawyers. We use Bentonite Clay which (like many natural substances including vegetables like broccoli) is technically in violation of Prop 65. A shakedown lawsuit could result in settlement to avoid litigation.3. Could have a problem in manufacturing and cause a recall or potential suit.4. Always the possibility of having to defend against a frivolous lawsuit.

Management and Staff: Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Units	107,575	107,575	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Vincent Cobb & Marni Shymkus
Issue date	08/01/17
Amount	$42,500.00
Outstanding principal plus interest	$46,750.00 as of 12/31/18
Interest rate	10.0% per annum
Maturity date	08/01/22
Current with payments	Yes

Loan to the company by the co-founders to fund operations and development efforts.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2016	Regulation D, Rule 506(b)	Common stock	$350,000	General operations
12/2018	Regulation D, Rule 506(b)	Common stock	$159,000	General operations
12/2019	Regulation D, Rule 506(b)	Regulation D, rule 506b	$116,630	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Marni Shymkus and Vincent Cobb
Amount Invested	$1,552.00
Transaction type	Other
Issue date	02/28/19
Relationship	Owners

In 2018 and 2017 the business paid for health insurance benefits for Vince and Marni equal to $6939 and $5942 respectively. As of 2/28/19 an additional $1552 was paid towards benefits (health insurance).

Name	Marni Shymkus
Amount Invested	$480.00
Transaction type	Other
Issue date	02/28/19
Relationship	Owner

In 2018 Marni Shymkus was reimbursed $5379 for expenses related to home-office related expenses including rent, utilities and office supplies, in 2017 the expenses were $4250. As of 2/28/19 an additional $480 was billed for reimbursable expenses.

The Company reimbursed members of management for certain home-office related expenses equal to $4,250 and $5,199 in 2017 and 2016, respectively.

The Company reimbursed members of management for certain health insurance expenses equal to $5,942 and $7,321 in 2017 and 2016, respectively.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The mainstream approach to personal care and grooming is out of control. We believe clean and healthy skin, hair & teeth can be achieved with far fewer products, complexity & suspect chemicals. We wake people up— empowering them with fresh thinking, smarter routines and better products. We painstakingly craft formulations that deliver powerful results, using only natural ingredients. We sell direct to consumers via the web leveraging our trusted brand to spawn customer evangelists.

Our goal is to redefine what is important in personal care and establish our way as the new normal. Improved health, reduced waste & lowered costs will be the byproducts. With $200K - $700K in capital investment, we aim to grow yearly revenue to $10-20 MM. We have spawned an army of customer evangelists and offer complete family of wise personal care essentials.

Milestones

Tribal LLC was incorporated in the State of Colorado in September 2015.

Since then, we have:

- WE'VE DONE THIS BEFORE: last company reuseit.com had 300,000 customers, $20M in sales, with $200k donated to non-profits.

- CUSTOMERS & HEALTHCARE PROFESSIONALS LOVE OUR PRODUCTS: 600+ product reviews avg 4.7 out of 5.

- CLINICAL STUDIES PLANNED: Clinical validation customer's feedback regarding oral health and skin problem improving (e.g. gingivitis, eczema).

- STRONG PRODUCT PIPELINE: 10 innovative, proprietary essentials now available. Plans & specifications for 14 additional essentials (3 in production now).

- SMART BIZ MODEL: We sell consumables everybody needs direct via the web. Customizable subscriptions create reoccurring revenue stream. 80% Gross margins.

- MISSION DRIVEN & AUTHENTIC: Founder's passion to revolutionize personal care for the better. Fierce rationalists, thinkers & pragmatists walking the walk.

- WE CAPITALIZE ON BIG TRENDS: From awareness regarding toxic chemicals and why microbiomes matter, to minimalism, the benefits of organic, sustainably sourced, unrefined plant-based ingredients, ecommerce, holistic medicine & others. We are in the right spot.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $135,681 compared to the year ended December 31, 2018, when the Company had revenues of $102,043. Our gross margin was 32.09% in fiscal year 2019, compared to 36.88% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $81,263, including $15,057 in cash. As of December 31, 2018, the Company had $61,212 in total assets, including $14,854 in cash.

- *Net Loss.* The Company has had net losses of $285,073 and net losses of $248,812 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $514,935 for the fiscal year ended December 31, 2019 and $330,441 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $42,500 in debt and $625,630 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 4 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Tribal LLC cash in hand is $15,300, as of May 2020. Over the last three months, revenues have averaged $20,000/month, cost of goods sold has averaged $11,200/month, and operational expenses have averaged $30,000/month, for an average burn rate of $21,200 per month.

Management efforts to reduce costs and drive sales in light of COVID-19 Pandemic resulted in May sales of approximately $30,000 with a loss of approximately $8,000.

Our intent is to be profitable in 12 months. Expected SBA loan related to COVID-19 pandemic of $32,000 with 3.75% interest rate and a grace period of 12 months before needing to start payback of approximately $160/month.

In 2020 we are focused on driving revenue. In April we had the highest revenue to date of $18K and surpassed that in May achieving $30K due to targeted affiliate promotions. We completed our Oral Care category in late 2019/early 2020 with a complete solution. We also transitioned from our Mineral Toothpaste to a more eco-friendly Toothpowder. We are driving the sustainability angle, making sure we have recyclable and sustainable packaging and refillable products - most of our packaging is glass.

In late 2019 we launched a PR campaign to raise awareness of our brand and product.

In 2018:

- We focused on product development, adding 7 new products to our website (3 are custom formulated subscription items), to offer our subscribers more options and outstanding products which will drive up our Average Order Value.
- We nearly doubled the number of customers and newsletter subscribers since 2017.
- We added one time purchases to offer more flexibility to our customers to try our products before subscribing, or to purchase as needed.
- We continued sales growth - 4th quarter sales were the highest to date.

Capital:

- In 2020 we will move to close our $650k private equity raise.

(please see use of proceeds)

Expenses:

- Marketing expenses mainly through affiliates/influencers, word of mouth strategies (customer loyalty, offering/developing/refining outstanding products and service that customers rave about to their friends), automated marketing using email flows (we use Klaviyo), to increase education and long term adoption of products. Adding rich thought leadership and educational content at our site. Also costs associated with Guerrilla tactics (e.g. simple how to viral videos like Beard Brand does)-- for more see Seth Godin's "This is Marketing". https://seths.blog/tim/ CEO Vince Cobb has practiced this method for his entire 30+yr career as an entrepreneur

- We will hire additional staff (assuming we raise more funds): customer service evangelist/inside sales & customer retention and an Operations Manager.

Revenue:

- Revenue will come from deploying tactics related to above marketing expenses. Resulting in better repeat purchases and new customers.

- We are expanding our wholesale accounts to Dentists & Naturopaths.

- Now that we offer our complete Oral Care System, we are driving sales in this area. Assuming we have the resources and bandwidth, we plan to add more Body Care items in 2020. We have several products which are 75 to 90% shifting to production/packaging development.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.akamaibasics.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Marni Shymkus
Vincent Cobb

Appendix E: Supporting Documents

Executed_19_0220_Tribal_LLC_Op_Agmt_p.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Akamai Basics Revenue Share
- Early Bird Akamai Basics Revenue Share

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Marni Shymkus
- Vincent Cobb

Appendix E: Supporting Documents

- Executed_19_0220_Tribal_LLC_Op_Agmt_p.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tribal LLC

By

Vincent Cobb

Leads Sales & Marketing, Prod. Dev.
Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Marni Shymkus
Vice President
6/11/2020

Vincent Cobb
Leads Sales & Marketing, Prod. Dev. Co-Founder
6/11/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.